The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Summer Street

SUM0703

Boston, MA 02111

December 21, 2016

VIA ELECTRONIC TRANSMISSION

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. (the “Registrant”)
Registration Nos. 33-22884 and 811-05577

Ladies and Gentlemen:

On behalf of the Registrant, please find attached for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 90 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is filed pursuant to Rule 485(b) under the Securities Act of 1933 to update certain information, finalize disclosure and file certain exhibits.

In accordance with Rule 485(b)(4), I hereby represent that the Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Please contact the undersigned at (617) 662-1741 in connection with any questions or comments regarding this filing.

Very truly yours,

/s/ Bernard Brick
Bernard Brick
Assistant Secretary

Enclosures